BAYTEX ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

CALGARY, ALBERTA (June 24, 2025) - Baytex Energy Corp. ("Baytex" or the "company") (TSX:BTE) (NYSE:BTE) is pleased to announce that the Toronto Stock Exchange ("TSX") has accepted the company's notice of intention to renew its normal course issuer bid ("NCIB"). The renewed NCIB allows Baytex to purchase up to 66,244,464 common shares during the 12-month period commencing July 2, 2025 and ending July 1, 2026 or such earlier time as the NCIB is completed or terminated at the option of Baytex.

Baytex's shareholder return framework has historically included a combination of share repurchases and quarterly dividend payments. Renewing the NCIB provides Baytex with the flexibility to continue its' common share repurchases, which are an efficient means to return capital and improve per share metrics.

The number of shares authorized for purchase represents 10% of Baytex's public float, as defined by the TSX, as of June 18, 2025. On June 18, 2025 Baytex had 768,317,006 common shares outstanding. Purchases will be made on the open market through the facilities of the TSX, the New York Stock Exchange ("NYSE") and/or alternative trading platforms in Canada and the United States at market prices prevailing at the time of acquisition, as well as by other means permitted by stock exchange rules and securities laws including Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

Baytex has applied for an exemption order from the Canadian securities regulators to permit the company to purchase up to 10% of the "public float" (within the meaning of the rules of the TSX) of its common shares through the NYSE and other U.S.-based trading systems (together with the New York Stock Exchange, "U.S. Markets"). Absent this exemptive relief, Baytex's purchases under the NCIB on U.S. Markets would be limited to not more than 5% of its outstanding common shares over the applicable twelve-month period. Baytex will issue a further press release if such exemptive relief is granted.

BMO Nesbitt Burns Inc. ("BMO") has agreed to act as the company's designated broker to make purchases of common shares pursuant to the NCIB. Baytex has also entered into an automatic share purchase plan/Rule 10b5-1 trading plan ("ASPP") with BMO allowing it to purchase common shares under the NCIB when the company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, Baytex may provide instructions to BMO prior to a blackout period, which may not be varied or suspended during the blackout period. Purchases by Baytex's designated broker will be in accordance with stock exchange rules, applicable securities laws and the terms of the ASPP. All purchases made under the ASPP are included in computing the number of common shares purchased under the NCIB. The ASPP has been pre-cleared, as required by the TSX. Outside of these blackout periods, common shares may be purchased under the NCIB in accordance with management's discretion.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Baytex. The average daily trading volume through the facilities of the TSX during the most recently completed six-month period was 5,039,715 common shares. Consequently, daily purchases through the facilities of the TSX will be limited to 1,259,928 common shares, which is equal to 25% of the average daily trading volume, other than block purchase exceptions. All common shares acquired by Baytex under the NCIB will be cancelled.

Under its prior NCIB, the company sought and obtained approval to purchase up to 70,112,570 common shares, which runs from July 2, 2024 to July 1, 2025.  As at June 18, 2025, the company repurchased an aggregate of 36,478,208 common shares under its prior NCIB at a weighted-average price of CAD $4.1304 per common share, excluding brokerage fees. The company purchased all common shares through the facilities of the TSX, the NYSE and alternative trading platforms in Canada and the United States.

Advisory Regarding Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking information in this news release is identified by words such as "intention" or "will" or similar expressions and includes suggestions of future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement. Specifically, this press release contains forward-looking statements relating to but not limited to: acquiring and cancelling Baytex common shares under the NCIB, the number of common shares to be purchased under the NCIB, the composition of Baytex's shareholder return framework and the anticipated advantages to shareholders of the NCIB. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Baytex and others that apply to the industry generally. These risks relating to Baytex include, but are not limited to, that Baytex will not be able to achieve the anticipated benefits of the NCIB and may not purchase the maximum number of common shares or any common shares under the NCIB. Readers are cautioned that other events or circumstances, although not listed above, could cause Baytex's actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. Please refer to the annual information form for the year ended December 31, 2024 and the management's discussion and analysis for the three months ended March 31, 2025 (the "MD&A") for additional risk factors relating to Baytex. These documents can be accessed on the Baytex website at www.baytexenergy.com, on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov. The forward-looking statements contained in this press release are made as of the date hereof and the company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Baytex Energy Corp

Baytex Energy Corp. is an energy company based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com